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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                               AMENDMENT NO. 1 to
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
             OR SECTION 13(e)(1) THE SECURITIES EXCHANGE ACT OF 1934

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                          INTERNET CAPITAL GROUP, INC.
                       (Name of Subject Company (Issuer))

                          INTERNET CAPITAL GROUP, INC.
                        (Name of Filing Person (Offeror))

                 5 1/2% Convertible Subordinated Notes due 2004
                         (Title of Class of Securities)

                                   46059C AA4
                     (Cusip Numbers of Class of Securities)

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                              Henry N. Nassau, Esq.
                     Managing Director, General Counsel
                                 and Secretary
                          Internet Capital Group, Inc.
                              435 Devon Park Drive
                                  600 Building
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111

            (Name, Address, Including Zip Code, and Telephone Number,
          Including Area Code, of Person Authorized to Receive Notices
             and Communications on Behalf of the Filing Person(s))

                                    Copy to:

                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

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                            CALCULATION OF FILING FEE

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          Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
               $50,000,000                                $10,000
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*   Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
    1934. Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2004.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $10,000               Filing party:   Internet Capital Group, Inc.
Form or Registration No.    File No. 5-57841      Date Filed:     October 1, 200

[_] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[_] going private transaction subject to Rule 13e-3
[_] amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

     Internet Capital Group, Inc. ("Purchaser"), a Delaware corporation, hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 1, 2001 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $200,000,000 aggregate principal amount of Purchaser's outstanding 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") at a price not greater than $250 nor less than $200 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated October 1, 2001 (the "Offer to Purchase") and in the related letter of transmittal (which, with respect to the Notes, as amended or supplemented from time to time, together constitute the "Offer"). The Offer will expire at 12:00 Midnight, New York City time, on October 29, 2001, unless extended. This Tender Offer Statement on Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

     Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and Schedule TO.

Item 4. Terms of the Transactions.

     Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first paragraph under the subheading "Amendment; Extension; Waiver; Termination." under Item 2 "Terms of the Offer" in the Offer to Purchase in its entirety with respect to the Offer as follows:

          Amendment; Extension; Waiver; Termination. Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Item 9, "Conditions to the Offer" shall have occurred or shall have been determined by Purchaser to have occurred, to extend the period of time in which the offer is open and thereby delay the acceptance of any Notes by giving oral, written or electronic notice of such extension to the holders of the Notes or by making a public announcement of such extension. Purchaser also expressly reserves the right, in its reasonable judgment, prior to the Expiration Date to terminate or amend the Offer or to postpone its acceptance of any Notes tendered upon the occurrence of any of the conditions specified in Item 9, "Conditions to the Offer," by giving oral, written or electronic notice of such termination, amendment or postponement to the holders of the Notes or by making a public announcement of such termination, amendment or postponement.

          In addition to the rights reserved above and subject to compliance with applicable law, Purchaser further reserves the right, in its sole discretion, and regardless of whether any event set forth in Item 9, "Conditions to the Offer" shall have occurred or shall have been determined by Purchaser to have occurred, to amend the Offer in any respect. Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment.

     Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the last paragraph under Item 9, "Conditions to the Offer," in the Offer to Purchase in its entirety with respect to the Offer as follows:

          The foregoing conditions are for the sole benefit of Purchaser and the failure of any such condition to be satisfied may be asserted by Purchaser regardless of the circumstances, including any action or inaction by Purchaser, giving rise to any such failure and any such failure may be waived by Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its sole discretion. If any of the foregoing conditions to the Offer shall not have been satisfied, subject to the termination rights as described above, Purchaser may, with respect to the Offer, (a) return tendered Notes to the holders who tendered them, (b) extend the Offer and retain all tendered Notes until the expiration of such extended Offer (in which case, the holders of such tendered Notes will not be entitled to additional withdrawal rights) (see Item 7, "Withdrawal of Tenders"), or (c) amend the Offer in any respect by giving written notice of such amendment to the Depositary. Purchaser also reserves the right at any time prior to the expiration of the Offer to waive satisfaction of any or all of the conditions to the Offer. The failure of Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time prior to the expiration of the Offer.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented to acknowledge that The Private Securities Litigation Reform Act of 1995's safe harbor provisions do not protect the forward-looking statements made in connection with this Offer.

(a)(1)(i)+    Offer to Purchase.
(a)(1)(ii)+   Letter of Transmittal.
(a)(1)(iii)+  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(1)(iv)+ Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)+   Notice of Guaranteed Delivery.
(a)(5)(i)+ Press Release issued by Internet Capital Group, Inc. on September 28, 2001.

+ Previously filed.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            INTERNET CAPITAL GROUP, INC.

                            By: /s/ Henry N. Nassau
                                ---------------------------------------
                                Henry N. Nassau
                                Managing Director, General Counsel and Secretary

                            Dated:  October 17, 2001

                                  EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------
(a)(1)(i)+    Offer to Purchase.
(a)(1)(ii)+   Letter of Transmittal.
(a)(1)(iii)+  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(1)(iv)+   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.
(a)(1)(v)+    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
(a)(1)(vi)+   Notice of Guaranteed Delivery.
(a)(5)(i)+    Press Release issued by Internet Capital Group, Inc. on September
              28, 2001.

+  Previously filed.